Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six-Month Periods Ended

June 30, 2023 and 2022

Expressed in US Dollars

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim condensed consolidated financial statements of Integra Resources Corp. are the responsibility of the management and Board of Directors of the Company.

The unaudited interim condensed consolidated financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality and are in accordance with International Financial Reporting Standards using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim condensed consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim condensed consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company's affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

"Jason Kosec" (signed)	"Andrée St-Germain" (signed)
Jason Kosec, Chief Executive Officer	Andrée St-Germain, Chief Financial Officer

Integra Resources Corp.

Unaudited Interim Condensed Consolidated Financial Statements

For the Three and Six-Month Periods Ended

June 30, 2023 and 2022

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Financial Position
(Expressed in US Dollars)

	June 30, 2023	December 31, 2022
Assets
Current Assets
Cash and cash equivalents (Note 5)	$23,406,053	$15,919,518
Receivables and prepaid expenses (Note 6)	1,239,234	1,074,370
Total Current Assets	24,645,287	16,993,888

Long-Term Deposits (Note 6)	75,664	37,228
Restricted Cash (Note 7)	173,775	46,001
Lease Receivable (Note 6)	197,830	-
Property, Plant and Equipment (Note 8)	2,354,957	2,216,487
Right-of-Use Assets (Note 9)	1,105,137	824,023
Exploration and Evaluation Assets (Note 10)	68,590,522	40,801,924
Deferred Transaction Costs - Convertible Debt (Note15)	692,970	502,686
Total Assets	$97,836,142	$61,422,237

Liabilities

Current Liabilities
Trade and other payables (Note 13)	$3,891,319	$2,633,911
Current lease liability (Note 9)	444,144	231,526
Current equipment financing liability (Note 14)	210,879	216,898
Convertible debt facility - liability component (Note 15)	9,203,499	8,463,214
Convertible debt facility - derivative component (Note 15)	990,000	1,585,000
Current reclamation and remediation liability (Note 17)	1,623,564	1,623,564
Due to related parties (Note 12)	476,781	636,555
Total Current Liabilities	16,840,186	15,390,668

Long-Term Lease Liability (Note 9)	950,016	622,795
Long-Term Equipment Financing Liability (Note 14)	77,485	178,062
Reclamation and Remediation Liability (Note 17)	24,640,058	23,907,547
Total Liabilities	42,507,745	40,099,072

Shareholders' Equity

Share Capital (Note 18)	176,098,777	125,079,150
Reserves (Note 18)	8,963,287	8,364,642
Accumulated Other Comprehensive Income	4,292,254	7,958,603
Accumulated Deficit	(134,025,921)	(120,079,230)
Total Equity	55,328,397	21,323,165
Total Liabilities and Equity	$97,836,142	$61,422,237

Nature of Operations (Note 1); Commitments (Note 16)

These unaudited interim condensed consolidated financial statements were authorized for issue by the Board of Directors on August 14, 2023. They are signed on the Company's behalf by:

"Stephen de Jong" , Lead Director	"Anna Ladd-Kruger" , Director

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Loss
 (Expressed in US Dollars)

	Three-Month Periods Ended June 30,		Six- Month Periods Ended June 30,
	2023	2022	2023	2022
Operating Expenses

General and Administrative Expenses
Depreciation - property, plant and equipment (Note 8)	$(146,029)	$(140,998)	$(286,412)	$(277,113)
Depreciation - right-of-use assets (Note 9)	(148,132)	(117,495)	(239,875)	(237,169)
Compensation and benefits	(657,774)	(419,941)	(1,144,780)	(896,603)
Corporate development and marketing	(108,122)	(44,902)	(196,177)	(124,150)
Office and administration expenses	(224,717)	(134,355)	(374,978)	(239,282)
Professional fees	(153,914)	(179,930)	(270,959)	(268,072)
Regulatory fees	(43,004)	(44,586)	(102,958)	(123,074)
Stock-based compensation (Note 18)	(235,441)	(457,473)	(523,381)	(935,804)
Total General and Administration Expenses	(1,717,133)	(1,539,680)	(3,139,520)	(3,101,267)
Exploration and Evaluation Expenses (Note 10)	(5,281,080)	(2,961,334)	(10,666,135)	(6,848,370)
Operating Loss	(6,998,213)	(4,501,014)	(13,805,655)	(9,949,637)

Other Income (Expense)

Interest income	314,272	9,863	436,002	18,602
Rent income - sublease (Note 9)	33,492	27,442	61,587	47,581
Interest income - loan receivable	-	8,588	-	3,551
Right of first refusal interest (Note 16)	37,101	-	37,101	-
Interest expenses - leases (Note 9)	(24,861)	(9,010)	(46,598)	(23,786)
Interest expenses - equipment financing (Note 14)	(5,481)	(9,030)	(11,872)	(18,910)
Interest expense - convertible debt (Note 15)	(240,321)	-	(463,846)	-
Accretion expense - convertible debt (Note 15)	(144,059)	-	(273,915)	-
Accretion expenses - reclamation (Note 17)	(254,370)	(241,975)	(505,391)	(456,066)
Change in fair value of derivatives (Note 15)	(30,118)	-	596,171	-
Change in present value of host liability (Note 15)	(97,919)	-	(97,919)
Gain (loss) on lease returned	-	13,157	-	13,157
Foreign exchange income (loss)	107,017	192,218	127,644	68,913
Total Other Income (Expense)	(305,247)	(8,747)	(141,036)	(346,958)

Net Loss	(7,303,460)	(4,509,761)	(13,946,691)	(10,296,595)

Other Comprehensive Income (Loss)

Items that will not be reclassified to profit or loss in subsequent periods:
Foreign exchange translation	(3,548,782)	3,561,135	(3,666,349)	1,896,617
Presentation currency translation difference	3,329,108	(3,767,322)	3,430,776	(1,975,185)
Other Comprehensive Income (Loss)	(219,674)	(206,187)	(235,573)	(78,568)
Comprehensive Loss	$(7,523,134)	$(4,715,948)	(14,182,264)	$(10,375,163)

Net Loss Per Share
- basic and diluted (Note 19)	$(0.12)	$(0.18)	$(0.32)	$(0.41)
Weighted Average Number of Shares (000's)
- basic and diluted (000's) (Note 19)	55,406	25,039	43,721	24,977

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
 (Expressed in US Dollars, except share numbers)

	Share Capital	Reserves
					Accumulated
		Equity			Other
	Number of	Incentive			Comprehensive
	Shares *	Amount	Awards	Warrants	Income (Loss)	Deficit	Total
Balance at December 31, 2021	24,868,085	$122,010,028	$6,399,479	$724,874	$212,831	$(100,272,209)	$29,075,003
Share issued for cash - ATM (Note 18)	171,199	674,016	-	-	-	-	674,016
Share issue cost - cash	-	(91,469)	-	-	-	-	(91,469)
Share-based-payments - equity incentive awards	-	-	935,804	-	-	-	935,804
RSU vested - cash redemption	-	-	(5,794)	-	-	-	(5,794)
Presentation currency translation difference	-	(1,975,185)	-	-	-	-	(1,975,185)
Other comprehensive loss	-	-	-	-	1,896,617	-	1,896,617
Net loss	-	-	-	-	-	(10,296,595)	(10,296,595)
Balance at June 30, 2022	25,039,284	$120,617,390	$7,329,489	$724,874	$2,109,448	$(110,568,804)	$20,212,397

Balance at December 31, 2022	31,905,476	$125,079,150	$7,639,768	$724,874	$7,958,603	$(120,079,230)	$21,323,165
Share issued for cash - financing (Note 18)	20,000,000	26,435,045	-	-	-	-	26,435,045
Share issued - Millennial acquisition	16,872,050	22,697,554	-	-	-	-	22,697,554
(Note 11)
Share issue cost - cash	-	(1,543,748)	-	-	-	-	(1,543,748)
Share-based-payments - equity incentive
awards	-	-	523,381	-	-	-	523,381
Share-based-payments (replacement
options - merger)	-	-	31,888	-	-	-	31,888
RSU vested - cash redemption	-	-	(1,254)	-	-	-	(1,254)
Share-based-payments - warrants (merger)			-	44,630	-	-	44,630
Presentation currency translation difference	-	3,430,776	-	-	-	-	3,430,776
Other comprehensive loss	-	-	-	-	(3,666,349)	-	(3,666,349)
Net loss	-	-	-	-	-	(13,946,691)	(13,946,691)
Balance at June 30, 2023	68,777,526	$176,098,777	$8,193,783	$769,504	$4,292,254	$(134,025,921)	$55,328,397

*2021 and 2022 number of shares have been retroactively restated for effect of the Consolidation (as defined in Note 1)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
 (Expressed in US Dollars)

	Six-Month Periods Ended June 30,
	2023	2022
Operations
Net loss	$(13,946,691)	$(10,296,595)
Adjustments to reconcile net loss to cash flow from operating activities:
Depreciation - property, plant and equipment (Note 8)	286,412	277,113
Depreciation - right-of-use assets (Note 9)	239,875	237,169
Lease interest expenses (Note 9)	46,598	23,786
Convertible debt facility - accretion (Note 15)	273,946	-
Deferred transaction costs - convertible debt (Note 15)	(190,284)	-
Convertible debt facility - interest (Note 15)	463,920	-
Change in fair value of derivatives (Note 15)	(595,000)	-
Change in present value of host liability	97,732	-
Reclamation accretion expenses (Note 17)	505,391	456,066
Reclamation expenditures (Note 17)	(590,306)	(559,799)
Unrealized foreign exchange (income) loss	(220,976)	(85,144)
Share-based payment (Note 18)	523,381	935,804
Net changes in non-cash working capital items:
Receivables, prepaid expenses, and other assets	(39,460)	(10,562)
Lease receivable (Note 6)	10,871	-
Lease liabilities	(47,653)	18,769
Trade and other payables	43,152	(1,066,871)
Due to related parties	(159,774)	(251,790)
Cash flow used in operating activities	(13,298,866)	(10,322,054)

Investing

Additions to property, plant and equipment	(232,083)	(37,169)
Long-term investments (Note 7)	27,209	(28,762)
Loan receivable - principal portion	-	167,438
Property acquisition costs (Note 10)	(3,462,547)	(67,350)
Cash flow (used in) provided by investing activities	(3,667,421)	34,157

Financing

Issuance of common shares - ATM & financing (Note 18)	26,435,045	674,016
Issuance of common shares - cash received from exercise of
options and used in RSU redemption (Note 18)	(1,254)	(5,794)
Share issue costs	(1,608,748)	(84,403)
Lease principal payments and adjustments (Note 9)	(172,892)	(281,147)
Equipment financing principal payments (Note 14)	(106,596)	(99,559)
Convertible debt facility - transaction costs (Note 15)	(92,974)	-
Deferred share issue costs - financing	242	-
Cash flow provided by financing activities	24,452,822	203,113
Increase (Decrease) in cash and cash equivalents	7,486,535	(10,084,784)
Cash and cash equivalents at beginning of period	15,919,518	14,337,078
Cash and cash equivalents at end of period	$23,406,053	$4,252,294

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

1.  NATURE OF OPERATIONS

Integra Resources Corp. ("Integra" or the "Company"), formerly Mag Copper Limited, was incorporated on April 15, 1997 as Berkana Digital Studios Inc.  On December 4, 1998, the name of the Company was changed to Claim Lake Resource Inc. and on March 31, 2005, the Company changed its name to Fort Chimo Minerals Inc. On January 1, 2009, the Company amalgamated with its wholly-owned subsidiary, Limestone Basin Exploration Ltd.  The amalgamated company continued to operate as Fort Chimo Minerals Inc.  On June 14, 2011, the Company changed its name to Mag Copper Limited and on August 11, 2017, the Company changed its name to Integra Resources Corp.  The Company acquired Millennial Precious Metals Corp ("Millennial" or "MPM") on May 4, 2023 (see Note 11).

Integra Resources Corp. is one of the largest precious metals exploration and development companies in the Great Basin of the Western USA. Integra is currently focused on advancing its three flagship oxide heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Wildcat and Mountain View Projects located in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona. Integra's long-term vision is to become a leading USA focused mid-tier high margin gold and silver producer.

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 HSBC Building, 885 West Georgia Street Vancouver, BC V6C 3E8.

The Company trades on the TSX Venture under the trading symbol "ITR". The common shares of the Company began trading on the NYSE American under the ticker "ITRG" on July 31, 2020. The common shares ceased trading on the OTCQX concurrently with the NYSE American listing.

The Company's warrants trade on the TSX-V under the symbol MPM.WT.

On May 26, 2023, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share (the "Consolidation"). The Consolidation reduces the number of outstanding common shares from 171,943,828 to approximately 68,777,526. Proportionate adjustments have been made to the Company's outstanding stock options, restricted share units, and deferred share units.

2.  BASIS OF PREPARATION

2.1 Statement of Compliance

These unaudited interim condensed consolidated financial statements, including comparatives, have been prepared in accordance with International Accounting Standards ("IAS") 34 'Interim Financial Reporting' ("IAS 34") using accounting policies consistent with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These unaudited interim condensed consolidated financial statements were authorized by the Board of Directors of the Company on August 14, 2023.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

2.  BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies

These unaudited interim condensed consolidated financial statements have been prepared on the basis of accounting policies and methods of computation consistent with those applied in the Company's December 31, 2022 audited consolidated annual financial statements.

Basis of Consolidation

These unaudited interim condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries: Integra Resources Holdings Canada Inc., Integra Resources Holdings U.S. Inc., DeLamar Mining Company, Millennial Precious Metals Corp., Millennial Silver Corp., Millennial Silver Nevada Inc., Millennial NV LLC, Millennial Red Canyon LLC, Millennial Development LLC and Millennial Arizona LLC.  All intercompany balances and transactions are eliminated upon consolidation.

Foreign Currency Translation

The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The functional currency of the Canadian parent company and its Canadian subsidiaries is the Canadian dollar ("CAD").  The functional currency of the Company's US subsidiaries is the US dollar ("USD").

The Company has changed its presentation currency as of December 31, 2021 from the Canadian dollar to the US dollar, to better reflect the Company's business activities and most of the Company's assets and liabilities are held in its US subsidiaries hence denominated in US dollars. No changes were made to the Company's functional currencies, as per the management's assessment based on the IAS 21 recommendations, which will be performed on a quarterly basis.

Foreign currency transactions are recorded initially at the exchange rates prevailing at the transactions' dates. At each subsequent reporting period:

  Foreign currency monetary items are reported at the closing rate at the date of the statement of financial  position;
  Non-monetary items carried at historical rates are reported at the closing rate at transactions' dates;
  Non-monetary items carried at fair value are reported at the rates that existed when the fair values were determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in net income (loss), with one exception. Exchange differences arising from the translation of the net investment in foreign entities are recognized in a separate component of equity, foreign currency translation reserve. When a foreign operation is sold, such exchange differences are recognized in net income (loss) as part of the gain or loss on sale.

The operating results and statements of financial position of the parent company and its Canadian subsidiary which have the Canadian dollar as a functional currency have been translated into US dollars as follows:

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

2. BASIS OF PREPARATION (continued)

2.2 Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

i) Assets and liabilities are translated at the closing rate at the date of the consolidated statement of financial position; Share capital amounts are translated at the same rate, except for common shares issuance in USD dollars and resulting differences are reported in the "presentation currency translation difference" line in the consolidated statements of changes in equity;

ii) Revenue and expenses are translated at the average exchange rates, unless there is significant fluctuation in the exchange rates. In that case revenue and expenses are translated at the exchange rate at the date of transaction, except depreciation, depletion, and amortization, which are translated at the exchange rates applicable to the related assets; Reserve items are also translated at the average exchange rates.

iii) All resulting translation differences are recognized in other comprehensive income (loss).

When a foreign operation is disposed of, the cumulative amount of the exchange differences recognized in other comprehensive income (loss) and accumulated in the separate component of equity relating to that foreign operation shall be recognized in profit or loss when the gain or loss on disposal is recognized.

Business Combination

The Company applies the acquisition method to account for business combination. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interest issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition related costs are expensed as incurred.

Any contingent consideration to be transferred is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized either in profit or loss or as a change to other comprehensive income. Contingent consideration that is classified as equity is not re-measured, and its subsequent settlement is accounted for within equity.

2.3 Significant Accounting Estimates and Judgments

The preparation of the unaudited interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

There have been material revisions to the nature and amount of judgments or estimates as reported in the Company's audited consolidated financial statements for the year ended December 31, 2022 in the current quarter related to the merger.

Reclassification

Site support expenses have been reclassified from general and administrative expenses to exploration and evaluation expenses in the comparative periods in the interim condensed consolidated statements of operations and comprehensive loss, to conform with the current period presentation. That reclassification had no impact on the operating loss (see Note 10).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

2.3 Significant Accounting Estimates and Judgments (continued)

Accounting Treatment of the Millennial Acquisition

The assessment of whether acquisitions are considered business combinations or asset acquisitions requires management judgement, the outcome of which may result in different accounting treatments.

The Company completed an analysis to determine whether the set of activities and assets acquired in the Transaction meet the definition of a business under IFRS 3.  The Company concluded that the acquisition of Millennial does not meet the definition of a business and therefore is accounted for as an asset acquisition (see Note 11).

Accounting Treatment of the Convertible Facility

The Company's Convertible Facility contains a financial liability (non-derivative host contract) and one or more embedded derivatives. The liability was initially recorded at residual value and is subsequently carried at amortized cost using the effective interest rate method; the liability is accreted to the face value over the term of the convertible debt. All accretion was expensed to the statement of income (loss) and comprehensive income (loss).

The conversion feature within the convertible debt facility has been determined to be an embedded derivative that is not closely related to the liability host, and it is bifurcated and accounted for separately, by first valuing the derivative component.  At each reporting period, the derivative is fair valued with changes in fair value recorded as a gain or loss in the consolidated statement of operations and comprehensive loss. The fair value of the derivative at the inception date and at each reporting period is calculated using the Finite Difference Method. The key assumptions used in the model are risk free rates, expected volatility, and credit spread. The expected volatility assumption is based on the historical volatility of the Company's stock over a term equal to the remaining term of corresponding debt instrument. The credit spread assumption in the model is based on the Company's cost of unsecured debt.

The Company early adopted IAS 1 amendments and classified the debt host as a "current" liability, as required by these amendments.

In connection with the closing of the Millennial acquisition, some terms of the Convertible Facility were modified (see Note 15).

Management analyzed the accounting treatment of these modifications under IFRS guidance.  IFRS 9 requires an entity to derecognize a financial liability when it is extinguished, which is when the obligation specified in the contract is discharged, cancelled, or expires. IFRS 9 also requires an exchange between an existing borrower and lender of debt instruments with "substantially different" terms to be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability, or a part of it, shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. However, IFRS 9 considers the terms of exchanged or modified debt as "substantially different" if the net present value of the cash flows under the new terms discounted at the original effective interest rate is at least 10% different from the discounted present value of the remaining cash flows of the original debt instrument.

Management performed the comparison commonly referred to as "the 10% test" to determine if this modifications to the original loan agreement would result in an extinguishment or modification of the original loan agreement, applying all available guidance. Management concluded that original terms and new terms of the convertible debt facility are not "substantially different" and therefore, the loan amendment would be accounted for as a modification and not as an extinguishment.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

2.3 Significant Accounting Estimates and Judgments (continued)

Accounting Treatment of the Convertible Facility (continued)

As the debt host is a financial liability measured at amortized cost, management determined that any adjustments to the carrying amount of the financial liability due to the modification will be recognized immediately in profit or loss. Also, management noted that there were no additional transaction costs associated with the Amendment that would require resetting the effective interest rate to allow such costs to be amortized over the remaining term.

As the bifurcated embedded derivatives are measured at fair value through profit and loss, management determined that any adjustments due to the modification will be recognized through profit or loss as part of the period end remeasurement. Management has determined the Company should present the modification gains and losses on the debt host as part of interest expense and the modification gains and losses on the bifurcated derivative as part of the change in the fair value of derivatives.

3.  CAPITAL MANAGEMENT

The Company's capital management goals are to: ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern; maintain sufficient funding to support the acquisition, exploration, and development of mineral properties and exploration and evaluation activities; maintain investors' and market confidence; and provide returns and benefits to shareholders and other stakeholders.

The Company classified the convertible debt liability as a current liability, in accordance with the early adopted IAS 1 Amendments even though the maturity of the loan is in 2025. This classification meaningfully impacts the Company's working capital.

The Company's working capital, including the convertible debt liability as of June 30, 2023 was $7,805,101 (December 31, 2022 - working capital $1,603,220). The Company's working capital, excluding the convertible debt liability as of June 30, 2023 was $17,998,600 (December 31, 2022 - working capital $11,651,434).

The Company's capital structure is adjusted based on the funds available to the Company such that it may continue exploration and development of its properties for the mining of minerals that are economically recoverable.  The Board of Directors does not establish quantitative return on capital criteria, but rather relies on the expertise of management and other professionals to sustain future development of the business.

The Company's properties are in the exploration and development stage and, as a result, the Company currently has no source of operating cash flow. The Company intends to raise such funds as and when required to complete its projects.

There is no assurance that the Company will be able to raise additional funds on reasonable terms.  The only sources of future funds presently available to the Company are through the exercise of options, convertible debt facility, the sale of equity capital of the Company, the sale of a metal stream, the sale of a royalty or the sale by the Company of an interest in any of its properties in whole or in part.  The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company.  There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the six-month period ended June 30, 2023.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

4.  FINANCIAL INSTRUMENTS

All financial instruments are initially measured at fair value plus or minus transaction costs (in case of a financial asset or financial liability not at fair value through profit or loss). Subsequent measurements are designed either at amortized costs or fair value (gains and losses are either recognized in profit or loss (fair value through profit or loss, FVTPL), or recognized in other comprehensive income (fair value through other comprehensive income, FVTOCI)).

Fair Value

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The Company's financial instruments are accounted for as follows under IFRS 9:

FINANCIAL ASSETS:	CLASSIFICATION
Cash and cash equivalents	FVTPL
Receivables (excluding tax receivables)	Amortized cost, less any impairment
Restricted cash, long-term	Amortized cost, less any impairment
Share subscription receipts - funds held in trust	Amortized cost, less any impairment

FINANCIAL LIABILITIES:	CLASSIFICATION
Trade and other payables	Other financial liabilities, measured at amortized cost
Due to related parties	Other financial liabilities, measured at amortized cost
Lease liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - host liability	Other financial liabilities, measured at amortized cost
Convertible debt facility - derivative component	FVTPL
Equipment financing liability	Other financial liabilities, measured at amortized cost
Share subscription receipts	Other financial liabilities, measured at amortized cost

The following table summarizes the Company's financial instruments classified as FVTPL as at June 30, 2023 and December 31, 2022:

	Level	June 30, 2023	December 31, 2022
FINANCIAL ASSETS:
Cash and cash equivalents	1	$23,406,053	$15,919,518

	Level	June 30, 2023	December 31, 2022
FINANCIAL LIABILITIES:
Convertible debt facility - derivative component	3	$990,000	$1,585,000

Fair value estimates of all financial instruments are made at a specific point in time, based on relevant market information and information about financial instruments.  These estimates are subject to and involve uncertainties and matters of significant judgment, therefore cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

4.  FINANCIAL INSTRUMENTS (continued)

Lease liability, non-derivative host liability of the convertible debt and equipment financing liabilities are initially measured at the present value of the payments to be made over the lease or financing term, using the implicit interest rate (if available) or incremental borrowing rate for the present value determination. These liabilities are subsequently recorded at amortized cost using effective interest method. For restricted cash, lease liabilities, equipment financing liability and non-derivative host liability of convertible debt, the carrying values approximate their fair values at the period end because the interest rates used to discount host contracts approximate market interest rates. The non-derivative host liability related to the convertible debt facility is initially measured at fair value and is carried at amortized cost using the effective interest rate method. That liability is accreted to the face value over the loan term.  The carrying values of other financial assets, trade and other payables and due to related parties approximate their fair values due to the short-term nature of these items.

A summary of the Company's risk exposures as it relates to financial instruments are reflected below:

i) Credit Risk

Credit risk is the risk of loss associated with a counter-party's inability to fulfill its payment obligations.  The credit risk is attributable to various financial instruments, as noted below.  The credit risk is limited to the carrying value amount carried on the consolidated statements of financial position.

a. Cash and cash equivalents - Cash and cash equivalents are held with major Canadian and U.S. banks and other financial institutions, and therefore the risk of loss is minimal.

b. Receivables and restricted cash - these financial assets are immaterial and therefore the risk of loss is minimal.

ii) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities as they become due. The Company intends on securing further financing to ensure that the obligations are properly discharged.

iii) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, commodity prices and/or stock market movements (price risk).

a. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company has interest-bearing assets, where the risk is limited to potential decreases on the interest rate offered on cash and cash equivalents held with a chartered Canadian and US financial institutions. The Company's significant financial instruments valued using fluctuating risk-free interest rates is the derivative component of the convertible debt facility. The Company's operating cash flows are mostly independent of changes in market interest rates. Management considers this risk immaterial.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

4. FINANCIAL INSTRUMENTS (continued)

iii) Market Risk (continued)

b. Share Price Risk

At each reporting period, the convertible debt derivative liability is fair valued using the Finite Difference Method. The Company's share price is a key assumption used in this valuation, hence share price fluctuations can meaningfully impact the value of the derivative liability.

c. Foreign Exchange Risk

The Company is exposed to currency fluctuations given that most of its expenditures are incurred in the US dollars and its convertible debt facility is denominated in the US dollars. To manage this risk and mitigate its exposure to exchange rates fluctuation, the Company holds significant amount of its cash and short-term investments in USD (see Note 5).

During the six-month period ended June 30, 2023, the Company recognized a net foreign exchange income of $127,644. Based on the Company's net foreign currency exposure at June 30, 2023, depreciation or appreciation of US dollar against the Canadian dollar would have resulted in the following increase or decrease in the Company's net loss:

At June 30, 2023	Possible exposure*	Impact on net loss	Impact on net loss
US dollar	+/-5%	$939,751	$(939,751)

*Possible exposure is based on management's best estimate of the reasonably possible fluctuations of foreign exchange rates in the next twelve months.

5.  CASH AND CASH EQUIVALENTS

    The balance at June 30, 2023 consists of $6,388,841 in cash and $17,017,212 held in short-term investments (December 31, 2022 - $2,662,316 in cash and $13,257,202 in short-term investments) on deposit with major Canadian and US banks and other financial institutions.  Short-term investments are redeemable on a monthly basis, with the annual interest rates ranging between 4.63% and 5.20%. As of June 30, 2023, the Company held approximately 48% (December 31, 2022 - 97%) of its cash and short-term investments in US dollars.

6.  RECEIVABLES, PREPAID EXPENSES, AND DEPOSITS

Receivables, Prepaid Expenses and Deposits

Receivables and Prepaid Expenses As at	June 30, 2023	December 31, 2022
Receivables	$229,757	$98,138
Prepaid expenses	1,009,477	976,232
Total Receivables and Prepaid Expenses	$1,239,234	$1,074,370

Long-Term Deposits As at	June 30, 2023	December 31, 2022
Long-term security deposits	$75,664	$37,228
Total Long-Term Deposits	$75,664	$37,228

Lease Receivable	June 30, 2023	December 31, 2022
Lease receivable - opening balance as May 4, 2023	$208,701	$-
Principal payments	(10,871)	-
Total Lease Receivable	$197,830	$-

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

6.  RECEIVABLES, PREPAID EXPENSES, AND DEPOSITS (continued)

The Company's lease receivable is related to the long-term sublease of one of the Company's Nevada warehouses, reported in the non-current asset section of the consolidated statements of financial position.

Total lease interest income related to this sublease in the current quarter was $2,747, reported in the consolidated statement of operations and comprehensive loss, under the "interest income".

At June 30, 2023 and December 31, 2022, the Company anticipates full recovery or full utilization of these amounts and therefore no impairment has been recorded against these receivables, prepaid expenses, and long-term deposits. The Company holds no collateral for any receivable amounts outstanding as at June 30, 2023 and December 31, 2022.

7.  RESTRICTED CASH

The Company's restricted cash at June 30, 2023 consists of $173,775 (December 31, 2022 - $46,001), in credit card security deposits and reclamation bond.

8. PROPERTY, PLANT AND EQUIPMENT

	Computers and software	Office furniture and equipment	Vehicles	Buildings, well, road, and buildings improvements	Equipment	Total
Cost
Balance at December 31, 2021	242,254	43,238	219,266	1,443,039	1,648,542	3,596,339
Additions (adjustments)	1,952	1,679	76,419	19,510	34,601	134,161
Translation difference	(4,343)	(2,412)	-	(3,613)	-	(10,368)
Balance at December 31, 2022	239,863	42,505	295,685	1,458,936	1,683,143	3,720,132
Additions (adjustments)	34,083	-	64,850	14,786	41,945	155,664
Additions – merger (Note 11)	-	11,252	119,513	58,947	74,663	264,375
Translation difference	1,504	850	-	1,215	-	3,569
Balance at June 30, 2023	$275,450	$54,607	$480,048	$1,533,884	$1,799,751	$4,143,740

Accumulated Depreciation
Balance at December 31, 2021	(178,703)	(31,412)	(82,157)	(149,500)	(522,740)	(964,512)
Depreciation	(35,068)	(8,161)	(56,530)	(114,957)	(330,269)	(544,985)
Translation difference	3,569	1,769	-	514	-	5,852
Balance at December 31, 2022	(210,202)	(37,804)	(138,687)	(263,943)	(853,009)	(1,503,645)
Depreciation	(13,492)	(2,151)	(44,449)	(61,967)	(160,766)	(282,825)
Translation difference	(1,335)	(756)	-	(222)	-	(2,313)
Balance at June 30, 2023	$(225,029)	$(40,711)	$(183,136)	$(326,132)	$(1,013,775)	$(1,788,783)

Carrying amounts

December 31, 2021	$63,551	$11,826	137,109	$1 ,293,539	$1,125,802	$2,631,827
December 31, 2022	$29,661	$4,701	156,998	$1,194,993	$830,134	$2,216,487
June 30, 2023	$50,421	$13,896	296,912	$1,207,752	$785,976	$2,354,957

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

9.  LEASES OPERATING LEASES, RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Operating Leases

The Company elected to apply recognition exemption under IFRS 16 on its short-term rent agreements related to its office and equipment rentals. For the six-month period ended June 30, 2023, the Company expensed $92,391 (June 30, 2022 - $48,968) related to these operating leases.  The Company's short-term lease commitment as of June 30, 2023 was $38,040 (December 31, 2022 - $30,461).

Right-of-Use Assets

Integra renewed its head office lease agreement on August 18, 2022, extending the lease term from January 31, 2023 to January 31, 2028. This has been accounted for as change of estimate of lease liabilities under IFRS 16. All balances related to the original right-of-use asset and lease liability were closed accordingly and replaced by the new right-of-use asset and lease liability amounts.

DeLamar renewed its Boise office lease agreement on March 1, 2023, extending the lease term from July 31, 2023 to July 30, 2024. This has been accounted for as change of estimate of lease liabilities under IFRS 16. All balances related to the original right-of-use asset and lease liability were closed accordingly and replaced by the new right-of-use asset and lease liability amounts.

Right-of-use assets are initially measured at cost, which comprise the initial amount of lease liabilities, adjusted for lease prepayments, lease incentive received, lease initial direct costs, and an estimate of restoration, removal, and dismantling costs. Those right-of-use assets are depreciated on a straight-line basis, over the lease terms.

A summary of the changes in right-of-use assets for the six-month period ended June 30, 2023 and the year ended December 31, 2022 is as follows:

Right-of-Use Assets	Vancouver Head office	Vehicles	Equipment	DeLamar Boise Office and JV Mining Camp	Nevada Warehouses and Rental Property	Total
Balance, December 31, 2021	205,240	290,690	38,310	225,471	-	759,711
Additions (change of estimate)	522,797	(38,928)	-	-	-	483,869
Depreciation	(122,817)	(140,214)	(38,310)	(105,093)	-	(406,434)
Translation differences	(13,123)	-	-	-	-	(13,123)
Balance, December 31, 2022	592,097	111,548	-	120,378	-	824,023
Additions (change of estimate)	-	52,928	-	66,549		119,477
Additions - merger (Note 11)	-	-	-	-	377,071	377,071
Depreciation	(59,576)	(64,674)	-	(45,210)	(59,569)	(229,029)
Translation differences	13,595	-	-	-	-	13,595
Balance, June 30, 2023	$546,116	$99,802	$-	$141,717	$317,502	$1,105,137

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

9.  LEASES - OPERATING LEASES, RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

Lease Liabilities

Lease liabilities are initially measured at the present value of the lease payments to be made over the lease terms, using the effective interest method for the present value determination. When the rate implicit in the lease cannot be readily determined, the Company applied an estimated incremental borrowing rate. The applied interest rates in these leases ranged between 6.34% and 10.00%. Lease liability calculations were based on the assumption that no purchase option will be exercised at the end of the lease terms.

A summary of the changes in lease liabilities for the six-month period ended June 30, 2023 and the year ended December 31, 2022 is as follows:

Lease Liabilities	Vancouver Head office	Vehicles	Equipment	DeLamar Boise Office and JV Mining Camp	Nevada Warehouses and Rental Property	Total
Balance, December 31, 2021	270,940	282,503	41,707	245,575	-	840,725
Short-term lease liability at initial recognition (change of estimate)	100,510	-	-	-	-	100,510
Long-term lease liability at initial recognition (change of estimate)	530,412	-	-	-	-	530,412
Payments - principal portion	(157,736)	(131,550)	(40,198)	(106,778)	-	(436,262)
Adjustments (rent adjustments & final payment reconciliations)	(117,879)	(41,508)	(1,509)	(2,845)	-	(163,741)
Translation differences	(17,323)	-	-	-	-	(17,323)
Balance, December 31, 2022	608,924	109,445	-	135,952	-	854,321
Short-term lease liability at initial recognition (change of estimate)	-	17,643	-	74,359	-	92,002
Long-term lease liability at initial recognition (change of estimate)	-	35,285	-	29,170	-	64,455
Additions (merger)	-	-	-	-	542,293	542,293
Payments - principal portion	(6,703)	(61,428)	-	(61,093)	(14,980)	(144,204)
Adjustments (rent adjustments & final payment reconciliations)	-	(288)	-	(28,400)	-	(28,688)
Translation differences	13,981	-	-	-	-	13,981
Balance, June 30, 2023	$616,202	$100,657	$-	$149,988	$527,313	$1,394,160

Carrying lease liabilities amounts are as follows:

	Current lease liability	Long-term lease liability	Total lease liabilities
Balance, December 31, 2022	231,526	622,795	854,321
Balance, June 30 2023	$444,144	$950,016	$1,394,160

Lease interest expenses for the six-month periods ended June 30, 2023 and 2022 are as follows:

Lease Interest expenses
Balance, June 30, 2022	$23,786
Balance, June 30, 2023	$46,598

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

9.   LEASES - OPERATING LEASES, RIGHT-OF-USE ASSETS AND LEASE LIABILITIES (continued)

The Company subleases on a short-term basis  a portion of its head office to four companies for a rent income of $61,587, in the current six-month period ended June 30, 2023 (June 30, 2022 - $47,581). The income is recognized in the consolidated statement of operations and comprehensive loss, under the "Rent income - sublease". The Company also has a long-term lease receivable related to the sublease of one of the Company's Nevada warehouses, reported in the consolidated statements of financial position (see Note 6).

10. EXPLORATION AND EVALUATION ASSETS

DeLamar Project

The DeLamar Project comprises of the DeLamar and Florida Mountain deposits.

DeLamar Deposit

On November 3, 2017, the Company acquired 100% of interest in Kinross DeLamar Mining Company, a wholly-owned subsidiary of Kinross Gold Corporation ("Kinross"), which owned the DeLamar Deposit for $5.9 million ("mm") in cash and the issuance of 2,218,395 common shares of the Company that is equal to 9.9% of all of the issued and outstanding shares of the Company upon closing of the October 2017 $21.3mm financing. The 2,218,395 common shares issued were valued at $3.7mm on the closing date. The Company paid $2.0mm cash at closing of the acquisition transaction and issued a $3.5mm promissory note, which was originally due in May 2019.  In February 2019, the maturity date of the promissory note was extended to November 3, 2019, and the promissory note was paid in full on October 31, 2019.

That payment represents payment-in-full for all amounts owing under the promissory note agreement and all obligations under the agreement with Kinross USA Inc. have been fully performed. As a result, Kinross USA Inc. has released its security on 25% of the shares of DeLamar Mining Company.

A portion of the DeLamar Deposit is subject to a 2.5% NSR payable to Triple Flag Precious Metals Corp ("Triple Flag"). The Triple Flag royalty applies to more than 90% of the current DeLamar area resources, but this royalty will be reduced to 1.0% upon Triple Flag receiving total cumulative royalty payments of $7.6mm (CAD$10mm).

Florida Mountain Deposit

Integra executed in December 2017 Purchase and Sale Agreements with two private entities (Empire and Banner) to acquire patented claims in the past-producing Florida Mountain Gold and Silver Deposit ("Florida Mountain") for a total consideration of $2.0mm in cash. The Company completed the purchase of the Florida Mountain Empire claims in January 2018 and paid $1.6mm at closing. The Company completed the acquisition of the Florida Mountain Banner claims in the second quarter of 2018 and paid $0.4mm at closing.

Wildcat, Mountain View, Marr, Ocelot, Eden and Dune Properties

On December 11, 2020, Millennial (which was acquired by Integra on May 4, 2023) entered into a definitive agreement with a subsidiary of Waterton Global Resource Management ("Waterton") pursuant to which Millennial acquired Waterton's interest in the Wildcat, Mountain View, Marr, Ocelot, Eden and Dune properties located in Nevada ("the Nevada Properties"). The agreement was subsequently amended on May 25, 2022. The consideration terms of the amended definitive agreement are as follows:

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

  Total cash consideration of $10.0 million payable as follows:
    $5.0 million due on completion of the acquisitions of the Nevada Properties (paid);
    $2.5 million (paid) upon the earlier of (A) announcement of a maiden NI 43-101 compliant mineral resource prepared at any of the Nevada Properties, and (B) the date that is twelve (12) calendar months following the date that the material approvals for exploration drilling activities on the first of the Nevada Properties to be drilled have been obtained; and
    $2.5 million on or prior to June 23, 2023 (paid).
  Share consideration as follows:
    Millennial issued to Waterton the greater of (i) an amount of common shares of Millennial ("Shares") representing a 19.9% equity interest in the outstanding Shares on a basic basis, post completion of the RTO (issued), and (ii) an amount of Shares representing an indicative value of $9mm (issued)

The Nevada Properties are subject to multiple royalties (see Note 16 for details). Franco-Nevada Corporation ("Franco-Nevada") acquired the Waterton royalties in June 2023.

War Eagle Gold-Silver Deposit

In December 2018, the Company has entered into an option agreement with Nevada Select Royalty Inc. ("Nevada Select"), now a wholly owned subsidiary of Gold Royalty Corp. to acquire Nevada Select's interest in a State of Idaho Mineral Lease (the "State Lease") encompassing the War Eagle gold-silver Deposit ("War Eagle") situated in the DeLamar District, southwestern Idaho. Upon exercise of the option (exercised in December 2022), Nevada Select transferred its right, title and interest in the State Lease, subject to a 1.0% net smelter royalty on future production from the deposit payable to Gold Royalty Corp. Under the option agreement, Integra paid Nevada Select $200,000 over a period of four years in annual payments.

Integra made the final option payment of $70,000 in December 2022. The State Lease is subject to an underlying 5.0% net smelter royalty payable to the State of Idaho. In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750m north of the State Lease.

BlackSheep District

The Company staked a number of the BlackSheep claims in 2018. The staking was completed in early 2019.

Red Canyon Property

On October 30, 2020, Millennial entered into a definitive agreement, pursuant to which Red Canyon Corporation will lease to Integra, and grant Integra the sole and exclusive right to acquire a 100% undivided legal and beneficial interest in, 254 unpatented lode mining claims located in Eureka County, Nevada.

Please refer to Note 16 for details on option payments, work commitments and royalty commitments.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Cerro Colorado District

On July 26, 2021, Millennial entered into a definitive agreement with Tri Minerals Holdings Corp. ("Tri Minerals"), to grant Integra the sole and exclusive right to acquire from Tri Minerals a 100% undivided legal and beneficial interest in and to the Silver Hill, Mina del Tajo-west, La Colorada, Nuevo Colorado, Waterman, and Cyanide projects situated in the Cerro Colorado Mining District in Arizona.

Please refer to Note 16 for details on option payments, work commitments and royalty commitments.

Exploration and Evaluation Assets Summary:

Total
Balance at December 31, 2021	$56,491,140
Land acquisitions/option payments	90,000
Legal	14,987
Reclamation adjustment*	(15,864,249)
Depreciation**	(7,404)
Total	40,724,474
Advance minimum royalty (Note 16)	77,450
Balance at December 31, 2022	40,801,924
Land acquisitions/option payments ***	26,999,463
Legal	11,578
Reclamation adjustment*	703,878
Depreciation**	(3,671)
Total	68,513,172
Advance minimum royalty (Note 16)	77,350
Balance at June 30, 2023	$68,590,522

*Reclamation adjustment is the change in present value of the reclamation liability, mainly due to changes to inflation rate and discount rate. Also see Note 17.

**A staff house building with a carrying value of $187,150 has been included in the DeLamar property. This building is being depreciated.

*** Includes $24,484,463 related to the Millennial Acquisition (see Note 11).

The Company spent $10,666,135 in exploration and evaluation activities during the six-month period ended June 30, 2023 (June 30, 2022 - $6,848,370). In the current three and six-month periods, the Company reclassified its site support costs to Exploration and Evaluation expenses. These costs include all the support staff (such as accounting team, site management, safety, equipment operators, etc) and project related G&A costs (such a fee on surety bond, insurance, staff house, mobile equipment rental, equipment maintenance and repairs, Boise office, rental apartment, software and other G&A fees).

Historically, the Company has classified those costs as "General & Administration" expenses in the Consolidated statements of operations and comprehensive loss. The reclassification does not impact the operating loss, as the Company also expenses Exploration and Evaluation costs. Comparative numbers have been reclassified to conform with the current period reclassification.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Recognizing that site support costs are integral to the exploration and development project activities, management has carefully evaluated this alignment and concluded that classifying these expenses under Exploration and Evaluation Expenses offers a more accurate and transparent reflection of the nature of those costs. The site support expenses are now reported in the table below.

The following tables outline the Company's exploration and evaluation expense summary for the six-month periods ended June 30, 2023 and 2022:

Exploration and Evaluation Expense Summary:

	Idaho Properties				Nevada & Arizona Properties
June 30, 2023	DeLamar deposit	Florida Mountain deposit	Other Idaho deposits	Joint expenses	Wildcat	Mountain View	Other Nevada & Arizona	Joint expenses	Total
Contract exploration drilling	1,416,187	481,660	-	-	-	-	-	-	1,897,847
Contract met drilling	175,906	-	-	-	-	-	-	-	175,906
Contract condemnation drilling	183,639	-	-	-	-	-	-	-	183,639
Contract geotech drilling	231,334	-	-	-	-	-	-	-	231,334
Exploration drilling - other drilling labour & related costs	636,591	310,358	-	-	-	-	-	-	946,949
Met drilling - other drilling	98,877	-	-	-	-	-	-	-	98,877
labour & related costs
Condemnation drilling - other	84,359	-	-	-	-	-	-	-	84,359
drilling labour & related costs
Other exploration expenses*	19,100	-	1,376	474,628	864	2,162	16,546	-	514,676
Other development expenses**	-	-	-	1,180,696	28,757	15,334	-	-	1,224,787
Land***	174,025	29,340	22,602	20,018	163,953	50,936	243,736	-	704,610
Permitting	-	-	-	2,212,003	42,121	13,881	-	-	2,268,005
Metallurgical test work	78,581	5,469	108,986	-	1,727	1,727	-	-	196,490
Technical reports and engineering	-	-	-	668,608	64,676	34,939	-	-	768,223
Community engagement	-	-	-	168,748	-	-	-	12,500	181,248
Site support expenses****	-	-	-	1,013,709	-	-	-	175,476	1,189,185
Total	$3,098,599	$826,827	$132,964	$5,738,410	$302,098	$118,979	$260,282	$187,976	$10,666,135

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

**Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

10. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration and Evaluation Expense Summary:

	Idaho Properties
June 30, 2022	DeLamar deposit	Florida Mountain deposit	War Eagle deposit	Other deposits	Joint expenses	Total
Contract exploration drilling	$489,656	$-	$-	$-	$-	$489,656
Contract metallurgical drilling	657,499	-	-	-	-	657,499
Exploration drilling - other drilling labour & related costs	496,609	18,677	8,485	-	-	523,771
Metallurgical drilling - other drilling labour & related costs	312,979	-	-	-	-	312,979
Other exploration expenses*	-	11,159	-	-	510,556	521,715
Other development expenses**	-	-	-	-	914,816	914,816
Land***	156,151	24,342	1,656	20,947	10,368	213,464
Permitting	-	-	-	-	1,488,489	1,488,489
Metallurgical test work	169,770	21,911	-	-	-	191,681
Technical reports and studies	-	-	-	-	580,383	580,383
Community engagement	-	-	-	-	149,430	149,430
Site support expenses****	-	-	-	-	804,487	804,487
Total	$2,282,664	$76,089	$10,141	$20,947	$4,458,529	$6,848,370

*Includes mapping, IP, sampling, payroll, exploration G&A expenses, consultants

  **Includes development G&A expenses and payroll

***Includes BLM and IDL annual fees, consulting, property taxes, legal, etc. expenses

****Includes site G&A expenses

11. ACQUISITION OF MILLENNIAL PRECIOUS METALS CORP.

On February 26, 2023, the Company entered into a definitive plan of arrangement (the "Plan of Arrangement") with MPM pursuant to which Integra acquires all of the issued and outstanding common shares of MPM (the "Transaction"). Each MPM shareholder was entitled to receive 0.092 common share (post Consolidation) of Integra for each share of MPM held. Each stock option of MPM was exchanged in accordance with the Plan of Arrangement. The Transaction was approved by the securityholders of MPM on April 26, 2023 and closed on May 4, 2023. In connection with the Plan of Arrangement, the Company issued 16,872,050 common shares in exchange of MPM common shares, 764,704 stock options to replace MPM stock options and assumed 21,903,504 MPM warrants (convertible into 2,015,122 Integra shares). Based on the closing share price of Integra on May 4, 2023, the fair value of the consideration, including transaction costs, was $23,996,732.

The transaction is accounted for as an asset acquisition and the allocation of the purchase price to the assets acquired and liabilities assumed is based on estimated fair values at the time of acquisition.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

11. ACQUISITION OF MILLENNIAL PRECIOUS METALS CORP.

Current allocation of the purchase price to the estimated fair value of the assets and liabilities of MPM is as follows:

Purchase price:

Issuance of 16,872,050 shares of Integra to Millennial's shareholders	$22,697,554
Issuance of 764,704 options of Integra to Millennial's option holders	31,888
Fair value of Millennial warrants assumed by Integra	44,630
Transaction costs	1,222,660
$23,996,732

Fair value of assets and liabilities acquired:

Cash	$323,884
Receivables	103,234
Prepaids	19,278
Restricted cash	154,630
Security and reclamation deposits	45,395
Lease receivable	208,701
Right of use assets	377,071
PP & E	264,375
Exploration and evaluation assets	24,484,463
Accounts payable and accrued liabilities	(1,328,458)
Lease liability	(542,293)
Provision for site reclamation and remediation	(113,548)
$23,996,732

As Integra was required to replace Millennial's stock options under the terms of the Transaction, and it accounted for the exchange of instruments as a modification of share-based payment awards. The purchase consideration includes the portion of the fair value of the Integra replacement options that relates to services prior to the acquisition. The fair value of the replacement options was calculated using the Black Scholes option pricing model with the weighted average assumptions of expected volatility of 51.99% - 61.47%, risk free interest rate of 3.15% - 4.43% and expected life of 1.0 and 3.07 years. Integra also assumed 21,903,504 MPM warrants (convertible into 2,015,122 Integra shares). The fair value of the MPM warrants on May 4, 2023 was calculated using the Black Scholes option pricing model with the weighted average assumptions of expected volatility of 59.03%, risk free interest rate of 4.22% and expected life of 1.12 years.

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION

Related parties include the Board of Directors, CEO, CFO, COO and enterprises that are controlled by these individuals.

As June 30, 2023, $476,781 (December 31, 2022 - $636,555) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  Receivables from related parties (related to rent and office expenses) as of June 30, 2023 were $17,841 (December 31, 2022 - $18,843) and was recorded in receivables.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

12. RELATED PARTY TRANSACTIONS AND KEY MANAGEMENT COMPENSATION (continued)

Key Management Compensation:

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors, CEO, CFO, and COO.

Remuneration attributed to executives and directors for the six-month periods ended June 30, 2023 and 2022 were as follows:

	June 30, 2023	June 30, 2022
Short-term benefits*	$821,327	$843,485
Associate companies**	4,081	(10,132)
Stock-based compensation	325,407	620,634
Total	$1,150,815	$1,453,987

*Short-term employment benefits include salaries, consulting fees, vacation accruals and bonus accruals for key management. It also includes directors' fees for non-executive members of the Company's Board of Directors.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

In the current six-month period ended June 30, 2023, the Company issued 38,893 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

In the six-month period ended June 30, 2022, the Company issued 8,769 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

The option to receive DSUs in lieu of cash directors' fees was introduced in 2021 in order to encourage insiders' ownership. DSUs granted before December 2021 vested in full at the grant date. DSUs granted in December 2021 and going forward will vest in 12 months.

13. TRADE AND OTHER PAYABLES

Trade and other payables of the Company are principally comprised of amounts outstanding for trade purchases relating to exploration activities and amounts payable for operating and financing activities.  The usual credit period taken for trade purchases is 30 days. The majority of the Company's payables relates to development and exploration expenditures, legal and office expenses, and consulting fees.

The following is a breakdown of the trade and other payables:

As at	June 30, 2023	December 31, 2022
Total Accounts Payable	$2,708,034	$2,053,426
Accrued Liabilities	1,183,285	580,485
Total Trade and Other Payables	$3,891,319	$2,633,911

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

13. TRADE AND OTHER PAYABLES (continued)

Accrued liabilities at June 30, 2023 and December 31, 2022, include mostly accruals for project exploration and development expenditures, payroll, bonus, vacation, professional services, and office expenses.

14. EQUIPMENT FINANCING

During the 2020 fiscal year, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and two small excavators and entered into a 48-month mobile equipment financing agreement in the amount of $0.6mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

During the second quarter of 2021, the Company's wholly owned subsidiary, DeLamar Mining Company, purchased a dozer and entered into a 48-month mobile equipment financing agreement in the amount of $0.3mm. The mobile equipment financing is guaranteed by Integra Resources Corp.

The equipment financing liability is initially measured at the present value of the payments to be made over the financing term, using the implicit interest rate of 7.0% per annum for the 2020 financing and the implicit interest rate of 6.5% for the 2021 financing. Subsequently, equipment financing liability is accreted to reflect interest and the liability is reduced to reflect financing payments.

A summary of the changes in the equipment financing liability for the six-month period ended June 30, 2023 and the year ended December 31, 2022 is as follows:

Equipment Financing Liability
Balance, December 31, 2021	$597,537
Principal payments	(202,577)
Balance, December 31, 2022	394,960
Principal payments	(106,596)
Balance, June 30, 2023	$288,364

Carrying equipment financing liability amounts are as follows:

	June 30, 2023	December 31, 2022
Current equipment financing liability	$210,879	$216,898
Long-term equipment financing liability	77,485	178,062
Total equipment financing liability	$288,364	$394,960

Equipment financing interest expenses for the six-month periods ended June 30, 2023 and 2022 are as follows:

Equipment Financing Interest Expenses
June 30, 2022	$18,910
June 30, 2023	$11,872

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY

On July 28, 2022, the Company executed a credit agreement with Beedie Investment Ltd. (the "Lender"), for the issuance of a non-revolving term convertible debt facility (the "Convertible Facility") in the principal amount up to $20 million. Maturity date of the loan is set as 36 months following the closing date (August 4, 2022), which could be extended for an additional 12 months, if certain conditions are met. On August 4, 2022, an initial advance of $10 million was drawn under this facility, with the Company having the option to draw "subsequent advances" in increments of at least $2.5 million, up to an additional $10 million, subject to certain conditions (no default, event of default, or material adverse effect shall have occurred or be continuing, receipt of conditional exchange approval of the subsequent advance conversion price and the common shares issuable upon the conversion of such subsequent advance, lender satisfaction with all material authorizations, leases and licenses for the current stage of the DeLamar project and, in the case of a subsequent advance, with filing of the Plan of Operations for the DeLamar project, an amount of unrestricted cash of the loan parties is at all times a minimum of $2 million). The Convertible Facility is secured by the Company's material assets and guaranteed by the Company's subsidiaries.

In connection with the closing of the Merger with Millennial, the original Convertible Facility was amended on May 4, 2023 to accommodate the assets of Millennial and its subsidiaries, each of which, following the closing of the Merger, are loan parties and provide guarantees and security for the obligations under the loan agreement. The amended agreement modified the conversion price on the initial advance from $2.25 (adjusted for the Consolidation) to $1.73 (adjusted for the Consolidation) and increased the coupon interest rate from 8.75% to 9.25% per annum on the loan outstanding, which interest continues to be accrued for the first twenty-four (24) months from the date of the Loan Agreement, payable quarterly either in shares or in cash, at Integra's election.

Prior to July 31, 2024, interest will be accrued and shall be compounded quarterly and added to the principal at the end of each quarterly interest period. Commencing with the quarterly interest period ending September 30, 2024, interest shall be paid quarterly either in cash or shares.

The Company is required to pay standby fees, of 2% (annual rate), calculated on the undrawn portion of the Convertible Facility, calculated on a daily basis, compounded quarterly, and payable in arrears on each interest payment date (quarterly) following the effective date commencing September 30, 2022. Those fees are deferred in full (and included in deferred transaction costs)).

If for a period of 30 consecutive trading days, the Company's volume weighted average trading price ("VWAP") of the common shares measured on the close of the trading on each such day equals or exceeds a 50% premium above the initial advance conversion price or the subsequent advance conversion price for any subsequent advance, the Company shall, provided no event of default occurred and be continuing, be entitled to have a onetime right to elect to cause the lender to convert up to 50% of the outstanding principal amount.

The Company may, at any time so long as an event of default has not occurred and it is continuing, make a prepayment of the outstanding advances, a make whole fee equal to the interest that would have accrued on such principal amount being prepaid from the date such advance was made up to the earlier of the date that is 30 months following the date of such advance and the maturity date then in effect at the rate of interest applicable thereto less the amount of interest paid to date on such outstanding principal amount being prepaid; if the prepayment of any advance occurs after the date that is 30 months following the date such advance, a prepayment fee equal to 2% of the principal amount of such advance being prepaid; and all of other outstanding obligations if the Convertible Facility is prepaid in full.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

At any time prior to repayment of the outstanding principal amount, the lender is entitled to elect to convert all or any portion of the principal amount (together with all outstanding standby fees and interest) into such number of common shares in the capital of the Company at a conversion price of a) for the initial advance $1.73 (adjusted for Consolidation)  b)  for the subsequent advance conversion price (equal to the higher of a) closing price on the trading day immediately prior to the date of the advance or b) a 20% premium on the 30-day VWAP immediately prior to the date of the advance).

A summary of the changes in the convertible facility for the six-month period ended June 30, 2023 and the year ended December 31, 2022 is as follows:

	Convertible facility - liability component	Convertible facility - derivative component	Total convertible debt facility
Balance, December 31, 2021	$-	$-	$-
Fair value at initial recognition on August 4, 2022	8,381,000	1,619,000	10,000,000
Transaction costs amortization	(472,221)	-	(472,221)
Interest expense accrual	360,205	-	360,205
Accretion	194,230	-	194,230
Change in fair value of derivatives	-	(34,000)	(34,000)
Balance, December 31, 2022	8,463,214	1,585,000	10,048,214
Transaction costs amortization	(95,313)		(95,313)
Interest expense accrual	463,920		463,920
Accretion	273,946		273,946
Change in PV of host liability	97,732		97,732
Change in fair value of derivatives	-	(595,000)	(595,000)
Balance, June 30, 2023	$9,203,499	$990,000	$10,193,499

Upon the occurrence of an event of default which is continuing, all obligations shall at the option of the lender be accelerated and become immediately due and payable. As of June 30, 2023 the Company was in compliance with the covenants.

The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at December 31, 2022 were as follows:

Maturity date: August 4, 2025

Risk-free rate: 4.24% - 4.29% (three years)

Exchange rate (USD$ to CAD$): 1.3544

Share price: $1.58 (Integra's December 30, 2022 closing share price)

Expected volatility: 53.4%

Dividend yield: %Nil

Annual interest rate: 8.75%

Conversion price: $2.25193 (CAD$3.05) per share

Conversion price cap: $3.44543

Credit spread: 13.94%

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

15. CONVERTIBLE DEBT FACILITY (continued)

    The assumptions used in this valuation model and the resulting fair value of the embedded derivatives at June 30, 2023 as follows:

Maturity date: August 4, 2025

Risk-free rate: 4.99% - 4.66% (three years)

Exchange rate (USD$ to CAD$): 1.3240

Share price: $1.10 (Integra's June 30, 2023 closing share price)

Expected volatility: 58.0%

Dividend yield: %Nil

Annual interest rate: 9.25%

Conversion price: $1.73425 per share

Conversion price cap: $2.6014

Credit spread: 11.9%

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Net Smelter Return ("NSR")

There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the projects varies with each property.

DeLamar Project: A portion of the DeLamar Project is subject to a 2.5% NSR payable to Triple Flag Precious Metals Corp ("Triple Flag"). The NSR will be reduced to 1.0% once Triple Flag has received a total cumulative royalty payment of CAD$10 million (US$7.6 million). Other NSRs ranging from 2.0% to 5.0% are also payable to third-party landholders on certain claims.

Wildcat Property: A 0.5% NSR on production from the Wildcat property is payable to Franco-Nevada*. Other NSRs ranging from 0.4% to 1.0% are also payable to third-party landholders on certain claims.

Mountain View Property: A 0.5% NSR on gold production from the Mountain View property is payable to Franco-Nevada*. Certain claims on the property are also subject to a 1.0% NSR to Franco-Nevada and a 1.5% NSR to Triple Flag. Other NSRs ranging from 0.05% to 1.5% are also payable to third-party landholders on certain claims.

War Eagle Deposit: a 1.0% net smelter royalty on future production from the deposit is payable to Gold Royalty Corp. and a 5.0% net smelter royalty payable to the State of Idaho

Marr, Ocelot, Eden and Dune Properties: Franco-Nevada* also has a 2.0% NSR on production from the Marr, Ocelot, Eden and Dune properties. Integra shall have an option at any time to buy down one-half of each royalty, thereby reducing the royalty to a 1.0% NSR royalty per property, for $1,500,000 per property.

Red Canyon Property: The Red Canyon property is subject to a 2.0% NSR royalty to Red Canyon Corporation, subject to Integra retaining an option to acquire 1.0% of the NSR for a cash payment of $1,500,000 for a period of two years following the royalty grant. A 0.5% NSR is also payable to a third-party landholder.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

Cerro Colorado District: The Cerro Colorado property is subject to a 1.0% NSR to Tri Minerals Holding Corp. For a period of five (5) years from the date the option is executed, and the royalty is granted, Integra shall have the option to buy back the royalty for a payment $1,500,000.

* Franco-Nevada Corporation ("Franco-Nevada") acquired these royalties from Waterton in June 2023.

In May 2023, Wheaton Precious Metals acquired from Integra a Right of First Refusal ("ROFR") on all future precious metals royalties, streams and pre-pays transactions on all properties owned by the Company as of May 4, 2023. The Company received compensation of $37,101 (C$50,000) in exchange for the ROFR. This has been recorded under the Statements of Operations and Comprehensive Loss as income from right of first refusal interest.

Advance Minimum Royalties ("AMR")

The Company's AMR obligation is expected to total $122,450 for 2023 (December 31, 2022 - $77,450), of which $77,350 was paid year to date.

Annual Claim Filings

The Company's obligation related to the Idaho Department of Lands ("IDL") rent payments is expected to total $30,907 for 2023 (December 31, 2022 - $30,670), which was paid in full in the current six-month period ended June 30, 2023.

The Company's obligation related to the Arizona State Lands Dept ("ASLD") rent payments is expected to total $75,140 for 2023 (December 31, 2022 - $Nil), which was paid in full in the current six-month period ended June 30, 2023.

The Company's obligation for BLM claim fees is expected to total $569,565 for 2023 (December 31, 2022 - $192,225), of which $377,340 was paid year to date.

Land Access Lease Payments

The Company's obligation related to land and road access lease payments is expected to total $285,021 for 2023 (December 31, 2022 - $352,999), of which $225,640 was paid year to date.

Land Purchase Payments, Option Payments and Work Commitments

Wildcat, Mountain View, Marr, Ocelot, Eden and Dune Properties:

The Company paid the final land purchase payment of $2.5 million in June 2023.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

Red Canyon Property:

On October 30, 2020, Millennial (subsequently acquired by Integra) entered into a definitive agreement, pursuant to which Red Canyon Corporation will lease to Integra, and grant Integra the sole and exclusive right to acquire a 100% undivided legal and beneficial interest in, 254 unpatented lode mining claims located in Eureka County, Nevada.

Under the terms of the definitive agreement, the Company will have an option to acquire a 100% undivided interest in the Red Canyon Property by completing the following:

• Total advance cash payments of $275,000 ("Advance Payments") to Red Canyon Corporation payable as follows:

o $25,000 due on signing of a definitive agreement - October 30, 2020 (paid);

o $25,000 due on or prior to 6 months from October 30, 2020 (paid);

o $50,000 due on or prior to the first anniversary (paid);

o $75,000 due on or prior to the second anniversary (paid); and

o $100,000 due on or prior to the third anniversary;

• Reimburse $44,970 due for federal annual mining claim maintenance (paid);

• On or before the 4th anniversary, Integra shall pay Red Canyon Corporation $2,000,000 less aggregate amount of Advance Payments paid by Integra.

• Issuing common shares to Red Canyon Corporation as follows:

o On or prior to the completion of Millennial's going public transaction by way of reverse take-over ("RTO"), issuing an amount of common shares to ensure Red Canyon owns 2% of the outstanding common shares immediately following completion of the RTO (issued);

o 1,000,000 common shares on or prior to the first anniversary (issued);

o 1,000,000 common shares on or prior to the second anniversary (issued); and

o 1,000,000 common shares on or prior to the third anniversary (issued).

• Spend an aggregate $1,500,000 in exploration expenditures as follows:

o $500,000 on or prior to the second anniversary (incurred);

o $500,000 on or prior to the third anniversary (incurred); and

o $500,000 on or prior to the fourth anniversary (incurred).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

16. COMMITMENTS AND CONTRACTUAL OBLIGATIONS (continued)

Cerro Colorado District:

On August 23, 2021, Millennial (subsequently acquired by Integra) entered into a definitive agreement with Tri Minerals Holdings Corp. ("Tri Minerals"), to grant Integra the sole and exclusive right to acquire from Tri Minerals a 100% undivided legal and beneficial interest in and to the Silver Hill, Mina del Tajo-west, La Colorada, Nuevo Colorado, Waterman, and Cyanide projects situated in the Cerro Colorado Mining District in Arizona (together the "Arizona Properties").

Pursuant to the terms of the agreement, Tri Minerals will lease the Arizona Properties to Integra (the "Lease") for a period of up to four (4) years and grant Integra the sole and exclusive right to acquire a 100% undivided legal and beneficial interest in and to the Arizona Properties, free and clear of all charges, encumbrances and claims (the "Option"), subject to the following terms and conditions:

o $25,000 on the date that the LOI was executed by the Parties (the "Initial Payment"). The date that the Definitive Agreement was executed shall be the ("Effective Date") (paid);

o $25,000 on or prior to the earlier of (i) the date that initial operations permits are received in respect of any of the Properties and (ii) the date that is six months after the Effective Date (the "Subsequent Payment") (paid);

o $50,000 on or prior to the 1st anniversary of the Effective Date (the "First Anniversary Payment') (paid); and

o $200,000 on or before the 2nd anniversary of the Effective Date (the "Second Anniversary Payment') (paid subsequent to quarter-end).

Lease Extension Payment: On or before the 3rd anniversary of the Effective Date, Integra may extend the Lease for a period of one (1) year by making a payment of $200,000 to Tri Minerals (the "Lease Extension Payment").

Option Exercise Payment: On or before the termination of the Lease, but no later than the 4th anniversary of the Effective Date, Integra may exercise the Option and in such event shall pay Tri Minerals $2,500,000, less the aggregate amount of Lease Payments paid by Integra to Tri Minerals.

Work Commitment: During the Term and provided all necessary State of Arizona (ASLD), BLM approvals, as appropriate, for exploration activities (including drilling) on the Arizona Properties have been obtained, Integra shall conduct exploration activities in accordance with all permit requirements and shall incur exploration expenditures on the Arizona Properties as follows:

o A minimum of $500,000 in exploration expenditures on or prior to the second anniversary of the Effective Date (the "First Work Commitment") (incurred);

o A minimum of $500,000 in exploration expenditures on or prior to the third anniversary of the Effective Date (the "Second Work Commitment"); and

o A minimum of $500,000 in exploration expenditures on or prior to the fourth anniversary of the Effective Date (the "Third Work Commitment").

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

17. RECLAMATION AND REMEDIATION LIABILITIES

The Company conducts its operations so as to protect the public health and the environment, and to comply with all applicable laws and regulations governing protection of the environment.

DeLamar Project

The site has been reclaimed by the former owner, Kinross, and the Company's environmental liabilities consist mostly of water treatment, general site maintenance and environmental monitoring costs.

The reclamation and remediation obligation represents the present value of the water treatment and environmental monitoring activities expected to be completed over the next 70 years. The cost projection has been prepared by an independent third party with expertise in mining site reclamation. Water treatment costs could be reduced in the event that mining at DeLamar resumes in the future. The Company's cost estimates do not currently assume any future mining activities. Assumptions based on the current economic environment have been made, which management believes are a reasonable basis upon which to estimate the future liability.

These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual water treatment and environmental monitoring costs will ultimately depend upon future market prices for the required activities that will reflect market conditions at the relevant time.

For the year ended December 31, 2022, the Company reviewed and revised some of its December 31, 2021 assumptions and estimates. The discount rate assumption changed in 2022, as it is based on the US Treasury rate. As a result, the discount rate increased from 1.90% to 3.97% in the current period, which decreased the present value of the reclamation liability. The inflation rates have been revised to 0% for 2023, as short-term inflation had already been factored in the 2023 cost estimates, 2.5% for 2024 and 2.0% for the following years.  Market premium risk and future costs assumptions did not require adjustments.

For the six-month period ended June 30, 2023, the Company reviewed and revised some of its December 31, 2022 assumptions and estimates. The discount rate assumption changed in 2023, as it is based on the US Treasury rate. As a result, the discount rate decreased from 3.97% to 3.85% in the current period, which increased the present value of the reclamation liability. The inflation rates have not been revised.  Market premium risk and future costs assumptions did not require adjustments.

Changes resulting from the reclamation assumptions revision are recognized as a change in the carrying amount of the reclamation liability and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset (see Note 10).

Mountain View, Wildcat and Red Canyon Projects

The provision was calculated using a weighted average risk-free interest rate of 2.0% (December 31, 2022 - 2.0%) and a weighted average inflation rate of 3.0% (December 31, 2022 - 3.0%).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

17. RECLAMATION AND REMEDIATION LIABILITIES (continued)

Summary of Obligations

The following table details the changes in the reclamation and remediation liability.

	DeLamar / Florida Project	Mountain View	Wild Cat	Red Canyon	Total
Liability balance at December 31, 2021	$41,466,250	$-	$-	$-	$41,466,250
Reclamation spending	(1,084,475)	-	-	-	(1,084,475)
Accretion expenses	1,013,585	-	-	-	1,013,585
Reclamation adjustment	(15,864,249)	-	-	-	(15,864,249)
Liability balance at December 31, 2022	25,531,111	-	-	-	25,531,111
New reclamation liability (due to merger)	-	29,086	58,593	25,869	113,548
Reclamation spending	(590,306)	-	-	-	(590,306)
Accretion expenses	505,024	94	189	84	505,391
Reclamation adjustment	703,878	-	-	-	703,878
Balance at June 30, 2023	$26,149,707	$29,180	$58,782	$25,953	$26,263,622

	June 30, 2023	December 31, 2022
Current reclamation and remediation liability	$1,623,564	$1,623,564
Non-current reclamation and remediation liability	24,640,058	23,907,547
Total reclamation and remediation liability	$26,263,622	$25,531,111

As at June 30, 2023, the current portion of the reclamation and remediation obligation of $1,623,564 represents the total water treatment, general site maintenance and environmental monitoring costs estimated to be incurred from January 1, 2023 - December 31, 2023. The Company has spent $590,306 in the current six-month period ended June 30, 2023.

Reclamation Deposits

Regulatory authorities in certain jurisdictions require that security be provided to cover the estimated reclamation and remediation obligations.

The Company's reclamation and remediation bonds as of June 30, 2023 amount to $4.4mm.

Reclamation and Remediation Bonds	June 30, 2023	December 31, 2022
Idaho Department of Lands*	3,415,978	2,918,829
Idaho Department of Environmental Quality*	100,000	100,000
Bureau of Land Management - Idaho State Office*	631,400	631,400
Bureau of Land Management - Nevada State Office**	250,000	-
Total	$4,397,378	$3,650,229

*The Company's reclamation and remediation obligations are secured with surety bonds, which are subject to a 2.5% management fee. No cash collateral is required.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL

Share Capital

On May 26, 2023, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every two and a half (2.5) existing pre-consolidation common share (the "Consolidation"). The Consolidation reduces the number of outstanding common shares from 171,943,828 to approximately 68,777,526. Proportionate adjustments have been made to the Company's outstanding stock options, restricted share units, and deferred share units.

The Company is authorized to issue an unlimited number of common shares without par value.  As at June 30, 2023, the number of total issued and outstanding common shares is 68,777,526 (December 31, 2022 - 31,905,476).

Activities during the six-month period ended June 30, 2023

Millennial Acquisition:

The Company acquired Millennial on May 4, 2023. In aggregate, 16,872,050 Integra shares were issued to former Millennial shareholders as consideration for their Millennial shares, at a price of $1.35 for a total of $22,697,554 included in the PPA (see Note 11).

Equity Financings:

In connection with the closing of the acquisition of Millennial, 20,000,000 subscription receipts of Integra issued on March 16, 2023 at a price of C$1.75 per subscription receipt were converted into one Integra share for no additional consideration.  The gross proceeds amounted to $26.4 million (C$35 million). The Company paid ~C$1,3 million in brokers' fee and C$0.7 million for various other expenses (mostly legal and filing fees) in connection with the equity financings.

Equity Incentives:

In April 2023, the Company approved a cash redemption of 939 vested RSUs, and as a result, no shares have been issued related to this transaction.

Activities during the year ended December 31, 2022

At the Market ("ATM") Sales:

In the first quarter of 2022, the Company sold 171,199 shares under its ATM at an average price of $3.93 for gross proceeds of $0.7 million and paid 2.75% brokers' fee in commission.

In the third quarter of 2022, the Company sold 136,023 shares under its ATM at an average price of $1.65 for gross proceeds of $0.2 million and paid 2.75% brokers' fee in commission.

Equity Financings:

On August 4, 2022, the Company completed a public bought deal of 6,666,667 common shares with a syndicate of underwriters, at an issue price of $1.65 per share for aggregate gross proceeds of $11.0 million. The Company paid $0.4 million in brokers' fee and $0.4 million for various other expenses (mostly legal and filing fees) in connection with this public bought deal.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Equity Incentives

In January 2022, the Company approved a cash redemption of 548 vested RSUs, and as a result, no shares have been issued related to this transaction.

In June 2022, the Company approved a cash redemption of 1,200 vested RSUs, and as a result, no shares have been issued related to this transaction.

In December 2022, the Company issued 63,502 shares related to its RSU December 15, 2020 and December 16, 2021 grants.

In December 2022, the Company approved cash redemption of 18,998 vested RSUs, and as a result, no shares have been issued for these RSUs.

Equity Incentive Awards

The Company has an equity incentive plan ("the Equity Incentive Plan") whereby the Company's Board of Directors, within its sole discretion, can grant to directors, officers, employees and consultants, stock options to purchase shares of the Company, restricted share units ("RSU") and deferred share units ("DSU") (together the "Awards"). The Equity Incentive Plan provides for the issuance of Awards to acquire up to 10% of the Company's issued and outstanding capital. The Equity Incentive Plan is a rolling plan as the number of shares reserved for issuance pursuant to the grant of Awards will increase as the Company's issued and outstanding share capital increases.  As at June 30, 2023, the Company had 4,003,176 (December 31, 2022 - 1,225,118) awards available for issuance.

In addition, the aggregate number of shares that may be issued and issuable under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangements, as applicable):

(a) to any one participant, within any one-year period shall not exceed 5% of the Company's outstanding issue, unless the Company has received disinterested shareholder approval;

(b) to any one consultant (who is not otherwise an eligible director), within a one-year period shall not exceed 2% of the Company's outstanding issue;

(c) to eligible persons (as a group) retained to provide investor relations activities, within a one-year period shall not exceed 2% of the Company's outstanding issue;

(d) to insiders (as a group) shall not exceed 10% of the Company's outstanding issue from time to time;

(e) to insiders (as a group) within any one-year period shall not exceed 10% of the Company's outstanding issue; and

(f) to any one insider and his or her associates or affiliates within any one-year period shall not exceed 5% of the Company's outstanding issue from time to time.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Equity Incentive Awards (continued)

In no event will the number of shares that may be issued to any one participant pursuant to Awards under this Equity Incentive Plan (when combined with all of the Company's other security-based compensation arrangement, as applicable) exceed 5% of the Company's outstanding issue from time to time.

Stock Options

A summary of the changes in stock options for the six-month period ended June 30, 2023 and the year ended December 31, 2022 is as follows:

	Options	June 30, 2023 Weighted Average Exercise Price	Options	December 31, 2022 Weighted Average Exercise Price
Outstanding at the beginning of period	1,478,773	$5.35	2,037,313	$5.28
Granted	956,608	3.56	30,100	1.59
Forfeited/Expired (vested)	(283,000)	3.39	(588,640)	4.90
Outstanding at the end of period	2,152,381	$4.81	1,478,773	$5.35

The following table provides additional information about outstanding stock options as June 30, 2023:

	No. of options outstanding	Weighted average remaining life (Years)	Exercise price	No. of options currently exercisable	Expiration date
	24,000		$4.21	24,000	August 29, 2023
	16,000		$4.13	16,000	September 10, 2023
	292,560		$3.78	292,560	November 23, 2023
	40,000		$3.74	40,000	December 13, 2023
	16,000		$4.10	16,000	January 11, 2024
	20,000		$4.06	20,000	January 16, 2024
	40,000		$6.18	40,000	September 16, 2024
	548,227		$5.46	548,227	December 17, 2024
	32,000		$3.49	32,000	March 16, 2025
	16,000		$8.47	10,667	September 22, 2025
	16,000		$8.33	10,667	October 5, 2025
	115,282		$9.26	88,521	December 15, 2025
	40,000		$8.45	40,000	February 24, 2026
	156,604		$5.10	69,801	December 16, 2026
	30,100		$1.59	-	December 15, 2027
	191,904		$1.63	22,001	January 10, 2028
	98,900*		$5.29	98,900	August 4, 2023
	22,080*		$5.29	22,080	May 4, 2024
	18,400*		$4.00	9,200	May 4, 2024
	239,844*		$4.00	119,922	May 28, 2026
	13,800*		$4.16	13,800	April 5, 2027
	164,680*		$5.29	164,680	January 5, 2027
Total	2,152,381	2.07	$4.81	1,699,026

      *Replacement options issued in conjunction with the Millennial acquisition (see Note 11).

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - stock options

A summary of the changes in the Company's reserve for share-based payments related to the stock options for the six-month periods ended June 30, 2023 and 2022 is set out below:

	June 30, 2023	June 30, 2022
Balance at beginning of period	$5,902,436	$5,470,552
Share-based payments - replacement options	31,888	-
Share-based payments - options	122,698	239,020
Balance at the end of period	$6,057,022	$5,709,572

Total stock-based compensation expenses related to the stock options included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the six-month period ended June 30, 2023 was $122,698 (June 30, 2022 - $239,020).

On May 4, 2023, the Company granted 764,704 replacement stock options to Millennial's employees and consultants (see Note 11) , at the price range of $2.40 - $5.29. Of these replacement options, 207,000 expired on the following day. The share-based payment related to those replacement stock options was calculated as $31,888 and included in the PPA (see Note 11).

On January 10, 2023, the Company granted 191,904 stock options to its directors and officers, at an exercise price of $1.63 per option, with the expiry date January 10, 2028. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $137,900, to be amortized over the options vesting period.

On December 15, 2022, the Company granted 30,100 options to its employees and contractors, at an exercise price of $1.60 per option, with the expiry date December 15, 2027. The options were granted in accordance with the Company's Equity Incentive Plan and are subject to vesting provisions. The share-based payment related to these options was calculated as $22,366, to be amortized over the options vesting period.

The following assumptions were used for the Black-Scholes valuation of stock options granted during the six-month periods ended June 30, 2023 and 2022:

	June 30, 2023	June 30, 2022
Dividend rate	0%	-
Expected annualized volatility	51.99% - 61.47%	-
Risk free interest rate	3.15% - 4.43%	-
Expected life of options	1 - 3.5 yr	-
Weighted average of strike price of options granted	$3.56	-

Restricted Share Units

Restricted share units are the equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant and vest in equal installments annually over three years. The aggregate maximum number of shares available for issuance from treasury underlying restricted share units under the Equity Incentive Plan is 1,200,000 shares. These units are exercisable into one common share once vested, for no additional consideration. They can be redeemed in cash, at the Company's discretion.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Restricted Share Units (continued)

A summary of the changes in restricted share units for the six-month period ended June 30, 2023 and the year ended December 31, 2022 is as follows:

	Restricted share units	Weighted average grant date FV
Outstanding, December 31, 2021*	292,389	$7.03
Vested - shares issued	(68,748)	$6.75
Vested - cash redemption (no shares issued)	(20,747)	$6.75
Forfeited/Expired	(12,148)	$5.40
Granted	101,300	$1.60
Outstanding, December 31, 2022**	292,046	$5.60
Forfeited/Expired (unvested)	(17,538)	$3.43
Vested - cash redemption (no shares issued)	(939)	$6.05
Granted	116,124	$1.64
Outstanding, June 30, 2023 **	389,693	$4.62

      *Included in the outstanding RSUs are 7,467 vested RSUs for which the settlement has been deferred.

      **Included in the outstanding RSUs are 17,467 vested RSUs for which the settlement has been deferred in 2022 and 7,467 vested RSUs for which settlement has been deferred in 2021.

Share-based payments - restricted share units

A summary of the changes in the Company's reserve for share-based payments related to the restricted share units for the six-month periods ended June 30, 2023 and 2022 is set out below:

	June 30, 2023	June 30, 2022
Balance at beginning of period	$898,463	$528,810
Share-based payments - RSUs	260,315	470,073
Share-based payments - RSUs vested	(1,254)	(5,794)
Balance at the end of period	$1,157,524	$993,089

Total stock-based compensation expenses related to the restricted share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the six-month period ended June 30, 2023 was $260,315 (June 30, 2022 - $470,073).

On January 10, 2023, the Company granted 116,124 RSUs to its officers. The share-based payment related to these units was calculated as $188,884, to be amortized over the unit three-year vesting period.

During the year ended December 31, 2022, a total of 106,962 RSUs vested (including 17,467 RSUs for which the settlement was deferred to future years) and 12,148 RSUs were canceled.

On December 15, 2022, the Company granted 101,300 RSUs to its employees. The share-based payment related to these units was calculated as $169,318, to be amortized over the unit three-year vesting period.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Deferred Share Units

Deferred share units are equity settled units, granted under the Company's Equity Incentive Plan and are accounted for based on the market value of the underlying shares on the date of grant. DSUs granted before Q4 2021 vested immediately. DSUs granted from Q4 2021 onward will vest one year post grant. The aggregate maximum number of shares available for issuance from treasury underlying deferred share units under the Equity Incentive Plan is 1,200,000 shares. These units are exercisable into one common share during the period commencing on the business day immediately following the retirement date and ending on the ninetieth day following the retirement date providing a written redemption notice to the Company, for no additional consideration. In the event a participant resigns or is otherwise no longer an eligible participant during the year, then any grant of DSUs that are intended to cover such year, the participant will only be entitled to a pro-rated DSU payment. These units can be redeemed in cash, at the Company's discretion.

A summary of the changes in deferred share units for the six-month period ended June 30, 2023 and the year ended December 31, 2022 is as follows:

	Deferred share units	Weighted average grant date FV	Vested	Not vested
Outstanding, December 31, 2021	126,267	$6.53	43,607	82,660
Granted	68,343	$1.80	-	68,343
Vested (granted in 2021)	-	$5.43	82,660	(82,660)
Outstanding, December 31, 2022	194,610	$4.73	126,267	68,343
Granted	137,893	$1.52	-	119,449
Vested (granted in Q1 & Q2 2022)	-	$1.80	8,769	9,675
Outstanding, June 30, 2023	332,503	$3.30	135,036	197,467

Share-based payments - deferred share units

A summary of the changes in the Company's reserve for share-based payments related to the deferred share units for the six-month periods ended June 30, 2023 and 2022 is set out below:

	June 30, 2023	June 30, 2022
Balance at beginning of period	$838,869	$400,117
Share-based payments - DSUs	140,368	226,711
Balance at the end of period	$979,237	$626,828

Total stock-based compensation expenses related to the deferred share units included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the six-month period ended June 30, 2023 was $140,368 (June 30, 2022 - $226,711).

In the current six-month period ended June 30, 2023, the Company issued 137,893 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $207,994, to be amortized over 12 months.

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

18. SHARE CAPITAL (continued)

Share-based payments - deferred share units (continued)

In the year ended December 31, 2022, the Company issued 68,343 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. Each DSU has been fair valued at Integra's closing share price at the end of quarter. These DSUs will vest 12 months post grant. The share-based payment related to these DSUs was calculated as $123,774, to be amortized over 12 months.

Share-based payments - summary

A summary of the changes in the Company's reserve for all share-based payment arrangements for the six-month periods ended June 30, 2023 and 2022 is set out below:

	June 30, 2023	June 30, 2022
Balance at beginning of period	$7,639,768	$6,399,479
Share-based payments - replacement options	31,888	-
Share-based payments - options	122,698	239,020
Share-based payments - RSUs	260,315	470,073
Share-based payments - DSUs	140,368	226,711
RSUs vested	(1,254)	(5,794)
Balance at the end of period	$8,193,783	$7,329,489

Total stock-based compensation expenses related to the stock options, RSUs, and DSUs included in the consolidated statements of operations and comprehensive loss and the consolidated statements of changes in equity in the six-month period ended June 30, 2023 was $523,381 (June 30, 2022 - $935,804).

Warrant reserve

The Company assumed 21,903,504 warrants as a result of the Millennial acquisition (see Note 11). Each warrant can be exercised for 0.092 Integra shares. As a result, a maximum of 2,015,122 Integra shares would be issuable upon exercise of the warrants.

The following warrants were outstanding as at June 30, 2023:

Number and type of warrants outstanding		Issue date	Expiry Date	Exercise price
Warrants	20,092,415	June 16, 2022	June 16, 2024	C$0.55
Broker Warrants	1,811,089	June 16, 2022	June 16, 2024	C$0.40
	21,903,504			C$0.53

A summary of the changes in the Company's reserve related to the warrants for the six-month periods ended June 30, 2023 and 2022 is set out below:

	June 30, 2023	June 30, 2022
Balance at beginning of period	$724,874	$724,874
Share-based payments - warrants (merger)	44,630	-
Balance at the end of period	$769,504	$724,874

Integra Resources Corp Notes to the Unaudited Interim Condensed Consolidated Financial Statements For the Three and Six-Month Periods Ended June 30, 2023 and 2022 (Expressed in US Dollars)

19. NET LOSS PER SHARE

	June 30, 2023	June 30, 2022
Net loss for the period	$(13,946,691)	$(10,296,595)
Basic weighted average numbers of share outstanding (000's)	43,721	24,977
Diluted weighted average numbers of shares outstanding (000's)	43,721	24,977
Loss per share:
Basic	$(0.32)	$(0.41)
Diluted*	$(0.32)	$(0.41)

  *Basic loss per share is computed by dividing net loss (the numerator) by the weighted average number of outstanding common shares for the period (the denominator). Options, RSUs, and DSUs outstanding have been excluded from computing diluted loss per share because they are anti-dilutive or not in the money.